K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

February 25, 2021
FILED VIA EDGAR
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Neuberger Berman Income Funds; Post-Effective Amendment No. 140 - Neuberger Berman High Income Bond Fund - 1933 Act File No. 002-85229 - 1940 Act File No. 811-03802

Dear Ms. Rossotto:
This letter responds to your comments, discussed in our telephone conversation on February 12, 2021, regarding your review of Post-Effective Amendment No. 140 to the registration statement on Form N-1A for Neuberger Berman Income Funds (the “Registrant”) on behalf of its series Neuberger Berman High Income Bond Fund (the “Fund”).  Post-Effective Amendment No. 140 will become effective on February 28, 2021, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”).  We expect to file Post-Effective Amendment No. 141 (“PEA 141”) on February 25, 2021, which will become effective on February 28, 2021, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.
Prospectus
Comment 1: Please explain why the Institutional Class management fee differs from the Class A and Class C management fee in the fee table for the Fund.
Response:  While the Fund has a single management agreement under which each Class pays the same fee rate, each Class has a separate administration agreement.  The fee rate that the Fund pays under the administration agreement differs as between the Institutional Class and Class A and Class C.  The management fee contained in the fee table reflects the fees paid by the Fund under both agreements.  This presentation is permitted by Item 3, Instruction 3(a) to Form N-1A which states that “[m]anagement Fees” include investment advisory fees (including any fees based on the Fund’s performance), any other management fees payable to the investment adviser or its affiliates, and administrative fees payable to the investment adviser or its affiliates that are not included as “Other Expenses.”

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 25, 2021

Comment 2: Please amend the disclosure in the footnote to the fee table discussing the contractual expense caps to indicate that any repayment by the Fund to the Manager must be made within three years of the date on which the Manager waived the expense.
Response: No change was made in response to this comment.  The current disclosure permits the Manager to be repaid within three years after the year in which the expense was incurred.  We note that the 2016 AICPA Audit and Accounting Guide states that the test of whether a contingent amount has to be accrued currently is whether it is both estimable and probable.  The Guide cites the three-year recoupment period as merely an example of an appropriate timeframe.  The Registrant believes that this arrangement does not need to be recorded as a liability since it does not meet the requirements for such an accrual (i.e., it is neither estimable nor probable).  While the amount of expense repayment is more likely to be estimable and probable if the repayment period has a longer duration, the Registrant believes that the amount of expense repayment over a period that ends at the end of the third year after the end of the year in which fees were waived or expenses reimbursed is neither estimable nor probable.
Comment 3: Please confirm that any repayment of the contractual expense caps disclosed in the footnote to the fee table will not cause the Fund’s operating expenses to exceed either the contractual expense limit at the time the reimbursement or waiver was made or the contractual expense limit that is in effect at the time the repayment takes place.
Response: The Registrant confirms that any recoupment by the Manager will be based on the lesser of either the contractual expense cap at the time of the waiver or the contractual expense cap at the time of the recoupment.  The Registrant notes that the Fund’s SAI includes this disclosure since it states that the Fund has agreed to repay the Manager out of assets attributable to each of its respective classes for any fees waived by the Manager under the expense limitation or any operating expenses the Manager reimburses in excess of the expense limitation, provided that the repayment does not cause that class' operating expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Manager, whichever is lower.
Comment 4: The third paragraph of the “Principal Investment Strategies” section states that “[t]he Portfolio Managers will seek positive returns through in-depth credit research utilizing proprietary analytics processes to assess the strength of a company’s credit profile, examples of which include but are not limited to: their ability to pay principal and interest, their cash flow and balance sheet composition, their market position relative to competitors, the team’s assessment of Environmental, Social, and Governance (ESG) factors through the team’s proprietary scoring system as well as proactive engagement on ESG related topics.” Please explain how the Portfolio

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 25, 2021

Managers’ evaluation of companies’ ESG factors goes to the strength of a company’s credit portfolio.
Response:  The Registrant believes the disclosure includes an appropriate level of detail and explains “in general terms how the adviser decides the securities to buy and sell” as required by Item 9(b)(2) of Form N-1A.  The consideration of ESG factors is part of the Portfolio Managers’ investment process for managing the Fund, including assessing a company’s credit profile. The consideration of ESG factors, among a number of other factors in the investment process, is utilized to help the Portfolio Managers identify companies that demonstrate the potential to create economic value or to identify business risks, which would cause deterioration in an issuer’s credit profile, that may not be captured by traditional corporate credit analysis.  See additional details about the adviser’s process in response to Comment 7.  The Registrant notes that the adviser’s research confirms that an issuer’s attention to certain ESG factors can affect its long-term financial condition. The Fund does not seek to invest a certain percentage of its assets in issuers that meet certain ESG goals, nor does the Fund screen out certain types of investments based solely on ESG factors.
Comment 5: Please explain how the Portfolio Managers seek positive returns through their assessment of ESG factors.
Response:  The Registrant refers to the response to Comment 4 discussing the consideration of ESG factors as part of the investment process used by the Portfolio Managers in making investments for the Fund.
Comment 6: In assessing a company’s ESG factors, what is the Fund assessing the company for?  Clarify the disclosure in the Fund’s “Principal Investment Strategies” section and explain how, and why, the Portfolio Managers measure and analyze companies with regard to ESG factors. It is unclear, for example, what data and metrics the Portfolio Managers would use to evaluate a company's ESG factors and whether they will evaluate companies on an absolute basis or relative to industry peers.
Response:  The Registrant refers to the response to Comment 4 discussing the consideration of ESG factors as part of the investment process used by the Portfolio Managers in making investments for the Fund. The Registrant believes that the current disclosure in the “Principal Investment Strategies” summary section is satisfactory and reflects an appropriate amount of specificity as it is intended to preserve the level of discretion necessary to manage the Fund.  In addition, the Registrant believes that additional disclosure regarding this specific factor versus any other factor used by the Portfolio Managers in making investments for

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 25, 2021

the Fund could be potentially misleading since it would suggest undue importance to this factor versus other factors in the investment process.  As noted in the response to Comment 4, the Fund does not seek to invest a certain percentage of its assets in issuers that meet certain ESG goals, nor does the Fund screen out certain types of investments based solely on ESG factors
Comment 7: Please explain how your proprietary ESG scoring process works generally since the current holdings indicate investments in oil companies and mining companies.
Response:  The Registrant notes that while consideration of ESG factors is part of the Portfolio Managers’ investment process for managing the Fund, the Fund does not seek to invest a certain percentage of its assets in issuers that meet certain ESG goals, nor does the Fund screen out certain types of investments based solely on ESG factors. The Registrant further notes that the Portfolio Managers consider and evaluate ESG factors as a component of their credit analysis discipline when making investment decisions. The Registrant notes that the adviser’s internal credit ratings are notched up or down depending on the ESG profile of the issuer, under the oversight of the investment team’s most senior investment professionals which comprise the credit committee. The adviser’s investment team has long integrated ESG issues into its Credit Best Practices framework, but more recently formalized this framework in the form of a proprietary ESG scoring system called the NB ESG Quotient. The NB ESG Quotient is built around the concept of sector specific criteria, which focus on the ESG issues that the team believes contribute materially to credit risk in each industry. Proprietary ESG scores from the NB ESG Quotient are assigned to all issuers, even those not scored by third party services and including privately owned companies.  The investment team assigns weightings to each of the environmental, social and governance criteria, which vary by sector, and are aimed at enhancing the team’s credit risk assessment. Weak ESG scores impact the credit assessment by lowering the internal credit rating; alternatively, strong ESG scores upgrade it one notch.  The investment team believes this process adds value as it helps to identify risks generally not captured by traditional corporate credit analysis and to analyze the non-financial aspects of businesses.
Comment 8:  Please confirm the market value (rather than the notional value) of derivatives will be used for the purposes of calculating each Fund's adherence to its 80% policy.
Response: The Registrant believes that the overriding policy purpose of Rule 35d-1 is to ensure that a fund that holds itself out (through its name) as focusing on a particular type of investment, provides investors with a risk/return profile that is commensurate with the focus suggested by its name. Accordingly, when evaluating how to measure the impact of derivatives for purposes of this test, the Registrant seeks to take into account the level of investment exposure provided by the derivatives instrument. In some instances, the Fund expects this

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 25, 2021

amount will be the mark-to-market value of the instrument. In other cases, however, the Fund may determine that the notional value is more indicative of the investment exposure of the Fund.
Comment 9:  The fifth paragraph of the “Principal Investment Strategies” section states that the Fund may “invest in derivative instruments as a means of hedging risk and/or for investment purposes, which may include altering the Fund’s exposure to currencies, interest rates, inflation, sectors and individual issuers.”  Please explain supplementally the meaning of this statement.
Response:  The Registrant intends this language to permit the Fund to use derivative instruments both to increase or decrease the Fund’s exposure to currencies, interest rates, inflation, sectors and individual issuers.  This adjustment could occur both for hedging purposes (manage or adjust the risk profile and investment exposure of the Fund or individual positions) or for investment purposes.
Comment 10: Please confirm whether the acquired fund fees and expenses line item should be included in the fee table.
Response: The Registrant confirms that the acquired fund fees and expenses line item does not need to be included in the fee table in accordance with Instruction 3(f)(1) of Form N-1A since they are lower than one basis point.
Comment 11:  Please consider presenting the disclosures in the “Principal Investment Risks” section in order of risks most likely to impact the Fund’s net asset value, yield, or total return.
Response:  The Registrant believes the presentation meets the requirements of Form N-1A.  Both Item 4(b) and Item 9(c) of Form N-1A discuss the requirement for disclosing the Fund’s principal investment risks and ask the Fund to disclose “the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.”  Form N-1A does not require that the risks be placed in any particular order and only requires disclosure of the principal risks of investing in the Fund.
We also note that last year, the markets were completely upended by the onset of the COVID-19 pandemic, an event that, only a few months earlier, no one would have thought to list as among the risks “most likely” to impact market returns.
In addition, the Fund discloses certain principal investment risks that it views as essentially operational (specifically “Risk of Increase in Expenses,” “Operational and Cybersecurity Risk,” “Risk Management,” and “Valuation Risk,”) in a separate sub-section at

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 25, 2021

the end of the “Principal Investment Risks” section in order to better highlight the market-related investment risks that are specific to the Fund’s strategy.
Comment 12: Please consider whether risk disclosure associated with ESG factors need to be added to the “Principal Investment Risks” section.
Response:   The Registrant notes that the third paragraph of the “Principal Investment Risks” section includes risk disclosure associated with ESG factors.
Comment 13: Please consider whether all the disclosure in the “Recent Market Conditions” disclosure in the “Principal Investment Risks” and “Additional Information about Principal Investment Risks” sections is a principal risk for the Fund.
Response:  No change was made in response to this comment.  However, the Registrant will continue to consider the staff’s comment and determine whether to make changes in response to this comment in the future.
Comment 14: The “Principal Investment Risks” section includes the following disclosure: “A summary of the Fund’s additional principal investment risks is as follows….”  Please explain supplementally the meaning of this statement.
Response: The Fund repositioned certain principal investment risks that it views as essentially operational (specifically “Risk of Increase in Expenses,” “Operational and Cybersecurity Risk,” “Risk Management,” and “Valuation Risk,”) to the end of the “Principal Investment Risks” section under this sub-heading in order to better highlight the market-related investment risks that are specific to the Fund’s strategy.
Comment 15: Please consider whether the current index is an appropriate broad-based securities market index.
Response:   The Registrant believes the index currently included for the Fund is an “appropriate broad-based securities market index” as defined in Instruction 5 to Item 27(b)(7) of Form N-1A.
Comment 16: Please consider whether “Fixed Income Securities” in the “Additional Information About Principal Investment Risks” section should be revised to remove references to securities that are not part of the Fund’s principal investment strategies.
Response: No change was made in response to this comment.  The Registrant notes that the Fund will be added to prospectuses that include additional series of the Registrant that these security descriptions will apply to.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 25, 2021

Comment 17: Please review the requirements of Item 9 to confirm that the structure of the prospectus complies with the requirements of Item 9.
Response:   The Registrant reviewed the requirements of Item 9 and believes that the structure of the prospectus complies with the requirements of Item 9. Specifically, the instructions to Form N-1A state that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus” and consequently the Registrant believes that the current structure of the prospectus meets the requirements of Item 9.
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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473 or Melissa T. Herr at (202) 778-9156.  Thank you for your attention to this matter.
Sincerely, /s/ Franklin Na Franklin Na